SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

'

( CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 03/31/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33300011595

01.02 - HEAD OFFICE

1– ADDRESS R. SÃO JOSÉ, 20/ GR. 1602 – PARTE			2 – DISTRICT CENTRO
3 – ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 – STATE RJ
6 – AREA CODE 21	7 – TELEPHONE 2215-4901	8 – TELEPHONE -	9– TELEPHONE -	10– TELEX
11 – AREA CODE 21	12 – FAX 2215-7140	13 – FAX -	14 – FAX -
15 – E-MAIL invrel@csn.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1– NAME BENJAMIN STEINBRUCH
2 – ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 – DISTRICT ITAIM BIBI
4 – ZIP CODE 04538-132	5 – CITY SÃO PAULO			6– STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3049-7100	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX
12 – AREA CODE 011	13 – FAX 3049-7519	14 – FAX -	15 – FAX -
16 – E-MAIL invrel@csn.com.br

01.04 - REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/01/2006	12/31/2006	1	1/01/2006	3/31/2006	4	10/01/2005	12/31/2005
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11. TECHNICIAN IN CHARGE JOSÉ CARLOS MONTEIRO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 443.201.918-20

01.05 - CAPITAL

NUMBER OF SHARES (in thousands)	1 – CURRENT QUARTER 3/31/2006	2 – PREVIOUS QUARTER 12/31/2005	3 – SAME QUARTER, PREVIOUS YEAR 3/31/2005
Paid-up Capital
1 – Common	272,068	272,068	286,917
2 – Preferred	0	0	0
3 – Total	272,068	272,068	286,917
Treasury Stock
4 – Common	14,655	13,886	10,724
5 – Preferred	0	0	0
6 – Total	14,655	13,886	10,724

01.06 - COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other Types of Company
2 – STATUS Operational
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 – MAIN ACTIVITY Manufacturing, transf. and trading of steel products
6 – CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer´s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGE	01/31/2006	Dividend	02/09/2006	Common	3.6393000000
02	AGO/E	04/28/2006	Interest on Own Capital	05/08/2006	Common	1.0077300000
03	AGO/E	04/28/2006	Dividend	05/08/2006	Common	0.4967400000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 05/10/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1-Code	2- Description	3- 03/31/2006	4- 12/31/2005
1	Total Assets	23,337,045	24,545,954
1.01	Current Assets	4,174,905	5,545,203
1.01.01	Cash and Cash Equivalents	34,251	73,034
1.01.02	Credits	1,595,851	1,772,853
1.01.02.01	Domestic Market	699,458	697,396
1.01.02.02	Foreign Market	969,875	1,146,408
1.01.02.03	Allowance for Doubtful Accounts	(73,482)	(70,951)
1.01.03	Inventories	1,351,568	1,396,406
1.01.04	Other	1,193,235	2,302,910
1.01.04.01	Marketable Securities	125,387	1,422,761
1.01.04.02	Income Tax and Social Contribution Recoverable	26,797	25,168
1.01.04.03	Deferred Income Tax	351,989	358,950
1.01.04.04	Deferred Social Contribution	78,337	80,843
1.01.04.05	Proposed Dividends Receivable	143,899	140,924
1.01.04.06	Prepaid Expenses	22,572	27,269
1.01.04.07	Required Insurance	176,616	0
1.01.04.08	Other	267,638	246,995
1.02	Long-Term Assets	1,752,491	1,686,801
1.02.01	Sundry Credits	31,584	26,084
1.02.01.01	Loans ELETROBRÁS	31,584	26,084
1.02.02	Credit with Related Parties	238,227	195,436
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	238,227	195,436
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,482,680	1,465,281
1.02.03.01	Deferred Income Tax	442,928	410,391
1.02.03.02	Deferred Social Contribution	90,561	81,952
1.02.03.03	Judicial Deposits	644,764	641,327
1.02.03.04	Marketable Securities Receivable	69,297	79,172
1.02.03.05	Marketable Securities	125,673	125,639
1.02.03.06	Recoverable PIS/PASEP	27,838	27,334
1.02.03.07	Prepaid Expenses	34,390	35,685
1.02.03.08	Other	47,229	63,781
1.03	Permanent Assets	17,409,649	17,313,950
1.03.01	Investments	5,195,432	5,098,885
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	5,195,432	5,098,885
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	12,033,378	12,020,165
1.03.02.01	In Operation, Net	11,415,085	11,524,199
1.03.02.02	In Construction	474,319	352,025
1.03.02.03	Land	143,974	143,941
1.03.03	Deferred Charges	180,839	194,900

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- Code	2- Descriptionv	3- 03/31/2006	4- 12/31/2005
2	Total Liabilities	23,337,045	24,545,954
2.01	Current Liabilities	4,215,987	5,300,857
2.01.01	Loans and Financing	885,178	979,704
2.01.02	Debentures	697,573	661,920
2.01.03	Suppliers	909,724	1,149,504
2.01.04	Taxes, Charges and Contributions	468,140	305,526
2.01.04.01	Salaries and Social Contributions	55,494	59,903
2.01.04.02	Taxes Payable	240,409	119,143
2.01.04.03	Deferred Income Tax	126,645	93,000
2.01.04.04	Deferred Social Contribution	45,592	33,480
2.01.05	Dividends Payable	431,179	1,324,087
2.01.06	Provisions	39,431	40,341
2.01.06.01	Contingencies	39,431	40,341
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	784,762	839,775
2.01.08.01	Accounts Payable - Subsidiaries	663,075	687,347
2.01.08.02	Other	121,687	152,428
2.02	Long-Term Liabilities	12,370,746	12,709,907
2.02.01	Loans and Financing	5,995,154	6,587,731
2.02.02	Debentures	288,169	286,176
2.02.03	Provisions	5,593,247	5,356,011
2.02.03.01	Contingencies	3,459,989	3,193,064
2.02.03.02	Deferred Income Tax	1,568,572	1,590,402
2.02.03.03	Deferred Social Contribution	564,686	572,545
2.02.04	Debt with Related Parties	0	0
2.02.05	Other	494,176	479,989
2.02.05.01	Provision for Losses in Investments	83,309	77,833
2.02.05.02	Accounts Payable - Subsidiaries	93,173	99,116
2.02.05.03	Provision for Pension Fund	239,612	223,400
2.02.05.04	Other	78,082	79,640
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	6,750,312	6,535,190
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserve	0	0
2.05.03	Revaluation Reserve	4,460,422	4,518,054
2.05.03.01	Own Assets	4,460,069	4,517,701
2.05.03.02	Subsidiaries/Affiliates	353	353
2.05.04	Profit Reserve	297,079	336,189
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Income Retentions	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserve	(39,110)	0
2.05.04.07.01	From Investments	637,611	637,611
2.05.04.07.02	Treasury Shares	(676,721)	(637,611)
2.05.05	Retained Earnings	311,864	0

03.01 – STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 01/01/2006 to 03/31/2006	4- 01/01/2006 to 03/31/2006	5- 01/01/2005 to 03/31/2005	6- 1/01/2005 to 03/31/2005
3.01	Gross Revenue from Sales and/or Services	1,872,179	1,872,179	3,140,698	3,140,698
3.02	Gross Revenue Deductions	(367,492)	(367,492)	(658,600)	(658,600)
3.03	Net Revenue from Sales and/or Services	1,504,687	1,504,687	2,482,098	2,482,098
3.04	Cost of Goods and/or Services Sold	(1,003,240)	(1,003,240)	(1,209,555)	(1,209,555)
3.04.01	Depreciation, Depletion and Amortization	(205,110)	(205,110)	(197,722)	(197,722)
3.04.02	Other	(798,130)	(798,130)	(1,011,833)	(1,011,833)
3.05	Gross Profit	501,447	501,447	1,272,543	1,272,543
3.06	Operating Income/Expenses	(55,201)	(55,201)	(243,020)	(243,020)
3.06.01	Selling	(65,830)	(65,830)	(78,971)	(78,971)
3.06.01.01	Depreciation and Amortization	(2,168)	(2,168)	(2,083)	(2,083)
3.06.01.02	Other	(63,662)	(63,662)	(76,888)	(76,888)
3.06.02	General and Administrative	(51,951)	(51,951)	(49,834)	(49,834)
3.06.02.01	Depreciation and Amortization	(3,601)	(3,601)	(4,524)	(4,524)
3.06.02.02	Other	(48,350)	(48,350)	(45,310)	(45,310)
3.06.03	Financial	(150,433)	(150,433)	(326,514)	(326,514)
3.06.03.01	Financial Income	(340,591)	(340,591)	1,389	1,389
3.06.03.02	Financial Expenses	190,158	190,158	(327,903)	(327,903)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	461,577	461,577	(64,172)	(64,172)
3.06.03.02.02	Financial Expenses	(271,419)	(271,419)	(263,731)	(263,731)
3.06.04	Other Operating Income	187,630	187,630	1,596	1,596
3.06.05	Other Operating Expenses	(57,565)	(57,565)	(34,388)	(34,388)
3.06.06	Equity pick-up	82,948	82,948	245,091	245,091
3.07	Operating Income	446,246	446,246	1,029,523	1,029,523
3.08	Non-Operating Income	104	104	(920)	(920)

03.01 - STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 01/01/2006 to 03/31/2006	4- 01/01/2006 to 03/31/2006	5- 01/01/2005 to 03/31/2005	6- 1/01/2005 to 03/31/2005
3.08.01	Income	1	1	2	2
3.08.02	Expenses	103	103	(922)	(922)
3.09	Income before Taxes and Participations	446,350	446,350	1,028,603	1,028,603
3.10	Provision for Income Tax and Social Contribution	(163,932)	(163,932)	(248,779)	(248,779)
3.11	Deferred Income Tax	15,610	15,610	(31,101)	(31,101)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/ Loss for the Period	298,028	298,028	748,723	748,723
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	257,413	257,413	276,193	276,193
	EARNINGS PER SHARE	1.15778	1.15778	2.71087	2.71087
	LOSS PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 03/31/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, except when indicated otherwise)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Steelworks located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia, to cater for the needs of the Presidente Vargas Steelworks and also maintains strategic investments in railroad, electricity and ports, to optimize its activities.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, CSN has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, a galvanized steel plant supplying an automaker in Porto Real, in the State of Rio de Janeiro, and another in Araucária, Paraná to supply home appliances, in addition to a rolling mill in the United States and a 50% stake in another rolling mill in Portugal.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the form of the Quarterly Information, the Statements of Changes in Financial Position and of Cash Flows of the parent company and consolidated are presented in the item “Other information considered material by the Company”.

3. SIGNIFICANT ACCOUNTING PRACTICES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission.

(a) Statement of Income

The results of operations are determined on an accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities retained for trading.

Fixed income securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value, and investments overseas have a daily remuneration.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at their average cost of acquisition or production and on-going imports are recorded at their cost of acquisition, provided that they do not exceed their market or realization values.

(e) Other current and long-term assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill or negative goodwill, if applicable. Other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports conducted by independent expert appraisal firms, as permitted by Deliberation #288 issued by the Brazilian Securities and Exchange Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the note 10, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine – Casa de Pedra is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

(j) Employees’ benefit

The Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with Deliberation #371, issued by the Brazilian Securities and Exchange Commission (“CVM”), on December 13, 2000, in accordance with the above-mentioned reported deliberation and based on studies by independent actuaries.

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to market and futures contracts have their positions adjusted to market daily by the Futures and Commodities Exchange (“BM&F”) with recognition of gains and losses directly in results.

(m) Treasury Shares

As established by CVM Instruction 10/80, treasury shares were recorded at acquisition cost.

(n) Estimates

Pursuant to the accounting practices followed in Brazil, the preparation of the financial statements requires the Company’s Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the quarter ended March 31, 2006 and the year ended on December 31, 2005 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

		Participation in the capital
	Currency	stock (%)

Companies	of Origin	3/31/2006	12/31/2005	Main activities

Direct participation: fully consolidated
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations and trading
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations
CSN Panama	US$	100.00	100.00	Equity interest
CSN Steel	US$	100.00	100.00	Equity interest
CSN I	R$	100.00	100.00	Equity interest
Estanho de Rondônia - ERSA	R$	100.00	100.00	Mining
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Sepetiba Tecon	R$	20.00	20.00	Maritime port services
GalvaSud	R$	15.29	15.29	Steel industry

Direct participation: proportionally consolidated
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	49.99	Railroad transportation
Itá Energética	R$	48.75	48.75	Electricity Generation
MRS Logística	R$	32.93	32.22	Railroad transportation

Indirect participation: fully consolidated
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operation and trading
CSN Iron	US$	100.00	100.00	Financial operations
CSN LLC	US$	100.00	100.00	Steel industry
CSN LLC Holding	US$	100.00	100.00	Equity interest
CSN LLC Partner	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
Jaycee	EUR	100.00	100.00	Financial operations and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
GalvaSud	R$	84.71	84.71	Steel industry
Sepetiba Tecon	R$	80.00	80.00	Maritime port services

Indirect participation: proportionally consolidated
Lusosider	EUR	50.00	50.00	Steel industry

The financial statements prepared in US dollars and in Euros were translated at the exchange rate in effect on March 31, 2006 – R$/US$ 2.1724 (R$/US$2.3407 on December 31, 2005) and EUR/US$1.2119 (EUR/US$ 1.1830 on December 31, 2005).

The gains/losses from this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity. These financial statements were prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated financial statements, the consolidated intercompany balances were eliminated, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits resulting from operations among these companies.

Pursuant to the CVM Instruction #408/04 the Company consolidates the financial statements of the exclusive funds.

The reference date for the subsidiaries and jointly-owned subsidiaries financial statements coincides with that of the parent company.

The reconciliation between shareholders’ equity and net income for the year of the parent company and consolidated is as follows:

	Shareholders' equity		Net income

	03/31/2006	12/31/2005	03/31/2006	03/31/2005

Parent company	6,750,312	6,535,190	298,028	748,723

Income elimination in inventories	(28,775)	(62,749)	42,390	(31,891)

Consolidated	6,721,537	6,472,441	340,418	716,832

5. RELATED PARTIES TRANSACTIONS

a) Assets

Companies	Accounts receivable	Marketable securities	Mutual	Debentures	Dividends receivable	Advance for future capital increase	Advance to suppliers	Total

CSN Cayman	11,307							11,307
CSN Export	872,271							872,271
CSN LLC	18,646							18,646
Jaycee	116,397							116,397
Sepetiba Tecon	423			36,000		62,785	1,649	100,857
Cia. Metalic Nordeste	1,678							1,678
Inal Nordeste	12,960							12,960
CFN	135		77,787			51,936		129,858
GalvaSud	4,135							4,135
INAL	102,426				74,269		1,519	178,214
MRS Logística	109				62,794			62,903
Exclusive Funds		70,657						70,657
ERSA							1,243	1,243
CSN Cimentos			7,128			8,076		15,204
Other (*)	80				6,836		4	6,920

3/31/2006	1,140,567	70,657	84,915	36,000	143,899	122,797	4,415	1,603,250

12/31/2005	1,260,297	188,248	80,715	36,000	140,924	114,721	2,103	1,823,008

(*) OTHER: Itá Energética, Fundação CSN, CBS Previdência, CSN I and CSN Energia.

b) Liabilities

Companies	Loans and financing				Accounts payable	Suppliers		Total

	Prepayments	Fixed Rate Notes(2)	Loans investees	Intercompany Bonds(2)	Mutual(1) / current accounts	Investees’ Inventory	Other

CSN Export	1,253,140				11,444			1,264,584
CSN Iron				1,342,756				1,342,756
Cinnabar	399,714		65,737		42,559			508,010
Jaycee			22,762		369,523			392,285
CSN Islands VII		587,398						587,398
CSN Islands VIII		1,108,176			1,991			1,110,167
CSN Steel	820,724	667,964			285,244			1,773,932
GalvaSud							12,540	12,540
INAL						2,847		2,847
INAL Nordeste						14,115		14,115
CSN Energia					22,126			22,126
CBS Previdência							239,612	239,612
Other (*)							445	445

3/31/2006	2,473,578	2,363,538	88,499	1,342,756	732,887	16,962	252,597	7,270,817

12/31/2005	2,875,662	2,533,092	88,499	1,414,743	786,461	29,635	262,794	7,990,886

These operations were carried out under conditions considered by the Company’s management as normal market terms and/or effective legislation for similar cases, being the main ones highlighted below:

(1)	Information referring to loan agreements with related parties.
CSN Jaycee (part): annual Libor + 3% p.a. with indeterminate maturity.
CSN Jaycee (part): Libor + 2.5% p.a. with maturity on 9/15/2011.
CSN Cinnabar (part): semiannual Libor + 3% p.a. with indeterminate maturity and IGPM + 6% p.a. with indeterminate maturity.
CSN Export: Euribor + 0.5% p.a. with indeterminate maturity.

(2)	Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity on 6/1/2007.
Contracts in Yen - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
CSN Steel: interest of 1.5% p.a. with maturity on 7/13/2010.

(*) OTHER: Itá Energética, Fundação CSN, CSN Energia and Metalic.

c) Result

	Income			Expenses

		Interest and			Interest and
Companies	Products and	monetary and		Products and	monetary and
	services	exchange	Total	services	exchange	Other	Total
		variation			variation

CSN Cayman		(7,495)	(7,495)		(14,409)		(14,409)
CSN Export	380,966	(60,074)	320,892	378,915	(99,630)		279,285
CSN Iron					(71,892)		(71,892)
Cinnabar		441	441		1,067		1,067
Jaycee					21		21
CSN Islands VII					(33,795)		(33,795)
CSN Islands VIII					(66,315)		(66,315)
CSN Overseas					(19,248)		(19,248)
CSN Panama		410	410
CSN Steel					(128,742)		(128,742)
Itá Energética				16,818			16,818
GalvaSud	37,435		37,435	52,090			52,090
INAL	154,586		154,586	96,105			96,105
Inal Nordeste	4,353		4,353	4,480			4,480
Cia. Metalic Nordeste	9,798		9,798	5,858			5,858
MRS Logística				29,408			29,408
Exclusive Funds		(357,779)	(357,779)
ERSA				6,043			6,043
CBS Previdência						32,873	32,873
Other (*)				1,537			1,537

3/31/2006	587,138	(424,497)	162,641	591,254	(432,943)	32,873	191,184

12/31/2005	796,202	(10,740)	785,462	427,859	34,718	22,585	485,162

Purchase trade transactions, sale of products and inputs and contracting of services with subsidiaries are performed under usual conditions applicable to non-related parties.

(*) OTHER: Fundação CSN, Sepetiba Tecon and CSN Energia.

6. MARKETABLE SECURITIES

	Parent Company		Consolidated

	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Short term
Financial investment fund	70,657	188,248
Brazilian government securities			465,804	695,475
Investments abroad (time deposit)	12,538	1,193,798	2,059,266	2,409,840
Fixed income investments	42,192	40,715	324,133	240,269

	125,387	1,422,761	2,849,203	3,345,584
Derivatives			573,365	364,169

	125,387	1,422,761	3,422,568	3,709,753

Long term
Investments abroad (time deposit)			54,310	35,657
Fixed income investments and debentures
(net of provision for probable losses and	125,673	125,639	90,180	218,605
withholding income tax)

	125,673	125,639	144,490	254,262

	251,060	1,548,400	3,567,058	3,964,015

Company’s management invests financial resources in exclusive Investment Funds, with daily liquidity, which are substantially comprised of Brazilian government bonds. Additionally, the Company’s foreign subsidiaries invest their financial resources basically in Time Deposits with first-tier banks overseas.

7. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated

	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Domestic market
Subsidiary companies	121,946	57,485
Other clients	577,512	639,911	873,956	879,153

	699,458	697,396	873,956	879,153
Foreign market
Subsidiary companies	1,018,621	1,202,812
Other clients	12,081	9,135	298,213	588,098
Exports Contract Advance (ACE)	(60,827)	(65,539)

	969,875	1,146,408	298,213	588,098
Allowance for doubtful accounts	(73,482)	(70,951)	(111,441)	(101,204)

	1,595,851	1,772,853	1,060,728	1,366,047

8. INVENTORIES

	Parent Company		Consolidated

	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Finished products	190,590	367,810	350,175	556,652
Products in process	311,842	315,847	418,713	466,305
Raw materials	515,056	397,374	652,412	474,276
Supplies	320,430	295,705	381,068	352,611
Imports in progress	17,969	23,676	18,530	25,215
Provision for losses	(4,319)	(4,006)	(4,662)	(4,251)
Other			39,940	36,654

	1,351,568	1,396,406	1,856,176	1,907,462

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated

	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Current assets
Income tax	351,989	358,950	381,241	405,034
Social contribution	78,337	80,843	88,871	98,105

	430,326	439,793	470,112	503,139

Long-term assets
Income tax	442,928	410,391	478,178	447,679
Social contribution	90,561	81,952	103,353	95,459

	533,489	492,343	581,531	543,138

Current liabilities
Income tax	126,645	93,000	126,645	93,000
Social contribution	45,592	33,480	45,592	33,480

	172,237	126,480	172,237	126,480

Long-term liabilities
Income tax	1,568,572	1,590,402	1,568,572	1,590,402
Social contribution	564,686	572,545	564,686	572,545

	2,133,258	2,162,947	2,133,258	2,162,947

	3/31/2006	3/31/2005	3/31/2006	3/31/2005

Income
Income tax	13,760	(39,310)	(5,525)	(29,604)
Social contribution	1,850	8,209	(5,065)	11,699

	15,610	(31,101)	(10,590)	(17,905)

The deferred income tax and social contribution of the parent company are shown as follows:

	3/31/2006				12/31/2005

	Income tax		Social contribution		Income tax		Social contribution

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

Assets
Non deductible provisions	217,603	247,006	78,337	90,561	224,564	223,091	80,843	81,952
Taxes under litigation		195,922				187,300
Tax losses	134,386				134,386

	351,989	442,928	78,337	90,561	358,950	410,391	80,843	81,952

Liabilities
IR/CSL on revaluation reserve	93,000	1,568,572	33,480	564,686	93,000	1,590,402	33,480	572,545

Other	33,645		12,112

	126,645	1,568,572	45,592	564,686	93,000	1,590,402	33,480	572,545

Deferred income tax arising from tax losses was set up based on CSN’s historical profitability and on projections of future profitability duly approved by the Company’s management bodies and the balance, in the amount of R$134,386 must be offset by the Company in 2006.

Following is the reconciliation between the income tax and social contribution of the parent company and the application of the effective rate on net income before Income tax - IRPJ and Social Contribution - CSL:

	3/31/2006		3/31/2005

	IRPJ	CSL	IRPJ	CSL

Income before income tax (IR) and social contribution (CSL)	446,350	446,350	1,028,603	1,028,603
( - ) interest on own capital total expense	(43,796)	(43,796)	(48,405)	(48,405)

Income before IR and CSL - adjusted	402,554	402,554	980,198	980,198
- Rate	25%	9%	25%	9%

Total	(100,639)	(36,230)	(245,050)	(88,218)
Adjustments to reflect the effective rate:
Equity in the earnings of subsidiary associated companies	24,167	8,700	64,717	23,297
Earnings from foreign subsidiaries	(33,645)	(12,112)	(23,920)	(8,611)
Other permanent additions (write-offs)	992	445	(1,733)	(362)

Parent company's current and deffered IR/CSL	(109,125)	(39,197)	(205,986)	(73,894)

Consolidated current and deferred IR/CSL	(165,028)	(55,173)	(215,885)	(78,393)

10. INVESTMENTS

a) Direct participations in subsidiaries and jointly-owned subsidiaries

	3/31/2006					12/31/2005

Companies				Net income			Net income
	Number of shares		Direct	(loss)	Shareholders'	Direct	(loss)	Shareholders'
			interest	for the	equity (unsecured	interest	for the	equity (unsecured

	Common	Preferred	%	period	liability)%		period	liability)

Steel
GalvaSud	11,801,406,867		15.29	19,434	540,867	15.29	51,362	521,433
CSN I	9,996,751,600	1,200	100.00	9,511	548,545	100.00	15,684	539,034
INAL	325,685,135		99.99	14,027	462,157	99.99	78,180	448,120
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	3,477	105,909	99.99	(23,767)	102,411
Inal Nordeste	37,800,000		99.99	221	29,393	99.99	(2,929)	18,178

Corporate
CSN Steel	480,726,588		100.00	259,856	1,291,444	100.00	(58,725)	1,114,332
CSN Overseas	7,173,411		100.00	20,627	1,009,117	100.00	65,781	1,065,186
CSN Panama	4,240,032		100.00	(9,771)	372,033	100.00	(186,805)	411,282
CSN Energy	3,675,319		100.00	(11,421)	406,434	100.00	5,110	450,239
CSN Export	31,954		100.00	6,525	93,709	100.00	16,873	94,074
CSN Islands VII	1,000		100.00	589	5	100.00	(5)	(243)
CSN Islands VIII	1,000		100.00	1,732	3,978	100.00	20,632	2,462
CSN Islands IX	1,000		100.00	(6,053)	20,257	100.00	30,518	28,316
CSN Islands X	1,000		100.00	(354)	(22,693)	100.00	(24,055)	(24,053)

Logistics and Energy
Itá Energética	520,219,172		48.75	5,645	551,586	48.75	33,344	545,941
MRS Logistica	188,332,667	151,667,334	32.93	98,411	727,628	32.22	410,254	629,217
Sepetiba Tecon	62,220,270		20.00	4,957	(7,115)	20.00	6,333	(12,072)
CFN	36,306,330		49.99	(33,678)	(118,392)	49.99	(56,890)	(102,252)
CSN Energia	1,000		99.90	581	208,285	99.90	3,295	117,306

Mining
ERSA	34,236,307		100.00	1,042	20,484	100.00	611	19,442

Cement
CSN Cimentos	376,337		99.99	(1,582)	1,682	99.99	37,543	3,263

b) Investment movement

	12/31/2005		3/31/2006

	Initial	Balance of				Final	Balance of
Companies	investment	provision	Addition	Equity	Goodwill	investment	provision
	balance	for losses	(write-off)	accounting	amortization(1)	balance	for losses

Steel
GalvaSud	79,727			2,972		82,699
CSN I	539,034			9,511		548,545
INAL	448,119			14,027		462,146
Cia. Metalic Nordeste	168,794			3,477	(8,297)	163,974
Inal Nordeste	18,178		10,994	221		29,393

	1,253,852		10,994	30,208	(8,297)	1,286,757
Corporate
CSN Steel	1,114,332			177,112		1,291,444
CSN Overseas	1,065,186			(56,069)		1,009,117
CSN Panama	411,282			(39,249)		372,033
CSN Energy	450,239			(43,805)		406,434
CSN Export	94,074			(365)		93,709
CSN Islands VII		(243)		248		5
CSN Islands VIII	2,462			1,516		3,978
CSN Islands IX	28,316			(8,059)		20,257
CSN Islands X		(24,053)		1,360			(22,693)

	3,165,891	(24,296)		32,689		3,196,977	(22,693)
Logistics and Energy
Itá Energética	266,146			2,752		268,898
MRS Logistica (2)	202,756		103	32,409	4,352	239,620
Sepetiba Tecon		(2,414)		991			(1,423)
CFN		(51,123)		(8,070)			(59,193)
CSN Energia	117,190		(2,974)	512		114,728

	586,092	(53,537)	(2,871)	28,594	4,352	623,246	(60,616)
Mining
ERSA	89,788			1,042	(4,058)	86,772

	89,788			1,042	(4,058)	86,772
Cement
CSN Cimentos	3,262			(1,582)		1,680

	3,262			(1,582)		1,680

	5,098,885	(77,833)	8,123	90,951	(8,003)	5,195,432	(83,309)

(1) This comprises the balance of parent company’s equity accounting. The balances of consolidated goodwill are shown in item (d) of this note.
(2) Reversal of goodwill amortization in the acquisition of investment of MRS.

c) Additional Information on the main investees

• GalvaSud

Incorporated in 1998, that initiated its operational activities in December 2000 and has as main purpose the operation of a galvanization line for hot immersion and weld laser lines to produce welded blanks directed to the automobile industry, as well as the operation of service centers for steel product processing.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of GalvaSud’s capital, paid with credits related to the full payment of all financial debts of the Company, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG, which on that date was the holder of 49% of the stake in GalvaSud.

After the acquisition, CSN became the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.

• Itá Energética

Itasa (Itá Energética S.A.) holds a 60.5% stake in the Consortium Itá created for the use of Itá Hydroelectric Plant pursuant to the concession agreement as of December 28, 1995, and its addendum #1 dated as of July 31, 2000 and entered into between the consortium holders (Itasa and Centrais Geradora do Sul do Brasil - Gerasul, former name of Tractebel Energia S.A.) and the Brazilian Agency of Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a special purpose company originally organized to make feasible the construction of UHE Itá, the contracting of supply of goods and services necessary to carry out the venture and the obtaining of financing by offering the corresponding guarantees.

• Indústria Nacional de Aços Laminados – INAL

The Company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Bahia, Rio Grande do Sul, Pernambuco and Minas Gerais, aims to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center.

• Cia Metalic Nordeste

Cia. Metalic Nordeste, acquired in 2002, is a company based in Maracanaú, State of Ceará, which has as main objective the manufacturing of steel packages and interest in other companies.

• MRS Logística

The Company’s main objective is to explore and develop cargo railroad public transport for the Southeast network.

MRS transports to Usina Presidente Vargas (UPV) steelworks in Volta Redonda the iron ore from Casa de Pedra and raw material imported through Sepetiba Port. It also links the UPV steelworks to the Rio de Janeiro and Santos Ports and also to other load terminals in the State of São Paulo, CSN’s principal market.

• CFN

Acquired in 1997 through a privatization auction, it has as its main objective the exploration and development of the cargo railroad public transport service for the Northeast network.

• Sepetiba Tecon

Acquired in 1998, through a privatization auction, its objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to Presidente Vargas Plant by the Southeast railroad network.

• CSN Energia

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest in.

The Company maintains a balance receivable related to the energy sale trade under the scope of the electricity commercialization chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$85,608 on March 31, 2006 (R$88,711 on December 31, 2005).

From the balance receivable on March 31, 2006, the amount of R$59,129 (R$59,129 on December 31, 2005) is due by concessionaires with injunctions suspending the corresponding payments. The Company’s Management understands that an allowance for doubtful accounts is not necessary in view of the measures taken by the industry official entities.

• CSN Cimentos

In March 2005, the company previously named FEM – Projetos, Construções e Montagens changed its name to CSN Cimentos, based in Volta Redonda. State of Rio de Janeiro. Its purpose is the production and trading of cement, and it will have as raw material the blast furnace slag, which will be used for the production of clinker, raw material of cement.

• ERSA – Estanho de Rondônia

Acquired on April 7, 2005 for R$100,000, the Company, which is based in the State of Rondônia, has as its main purpose the extraction and processing of tin, which is one of the main raw materials used in CSN for the production of tin plates.

• INAL Nordeste

In March 2005, the Company previously named CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste. Based in Camaçari, State of Bahia, the company has as main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region.

d) Goodwill and other indirect interests

On March 31, 2005, the Company maintained on its consolidated balance sheet the amount of R$252,049 (R$277,970 on December 31, 2005), net of amortization related to goodwill based on the expectation of future gains, with amortization estimated at five years.

	Balance on			Balance on
	12/31/2005	Additions	Amortization	3/31/2006	Investor

Investment goodwill:
GalvaSud	97,443		(6,960)	90,483	CSN I
Ersa	70,346		(4,058)	66,288	CSN
Metalic	66,373		(8,297)	58,076	CSN
Tangua / LLC	39,931		(6,141)	33,790	CSN Panama
Inal	3,877		(465)	3,412	CSN

	277,970		(25,921)	252,049

Other stakes:	1,296	24		1,320

	279,266	24	(25,921)	253,369

e) Additional information on indirect participations abroad

• CSN LLC

The company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA. It is a complex comprising cold rolling, hot coil pickled line and galvanization line.

The Company holds an indirect and wholly-owned stake in CSN LLC by means of the subsidiary CSN Panama.

• Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Empresa de Produtos Planos (flat products company), privatized on that date by the Portuguese Government. Located in Seixal, Portugal it is engaged in galvanization line and tin plates.

In 2003, the Company, through its subsidiary CSN Steel, acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos, which represents 50% of the total capital of Lusosider.

11. PROPERTY, PLANT AND EQUIPMENT

	Parent Company

	Effective rate	3/31/2006			12/31/2005

	for depreciation,		Accumulated
	depletion and		depreciation,
	amortization	Reevaluated	depletion and
	( p.a. %)	Cost	amortization	Net	Net

Machinery and equipment	7.34	11,289,887	(2,049,559)	9,240,328	9,349,820
Mines and mineral deposits	0.41	1,239,084	(14,999)	1,224,085	1,225,450
Buildings	4.00	919,926	(88,558)	831,368	836,323
Land		143,974		143,974	143,941
Other assets	20.00	199,542	(93,524)	106,018	98,644
Furniture and fixtures	10.00	99,529	(86,243)	13,286	13,962

		13,891,942	(2,332,883)	11,559,059	11,668,140

Construction in progress		474,319		474,319	352,025

Parent company		14,366,261	(2,332,883)	12,033,378	12,020,165

	Consolidated

	3/31/2006			12/31/2005

Machinery and equipment	12,242,712	(2,376,704)	9,866,008	10,035,680
Mines and mineral deposits	1,245,766	(14,999)	1,230,767	1,232,048
Buildings	1,459,066	(177,295)	1,281,771	1,259,755
Land	172,436		172,436	162,768
Other assets	811,813	(264,951)	546,862	503,614
Furniture and fixtures	113,060	(94,107)	18,953	20,297

	16,044,853	(2,928,056)	13,116,797	13,214,162

Construction in progress	547,986		547,986	424,038

Consolidated	16,592,839	(2,928,056)	13,664,783	13,638,200

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Deliberation #183, appraisal reports outlined as follows, respectively:

a) CTE-II’s assets – steam and electric power generation thermal mill, located in the CSN´s Presidente Vargas plant in Volta Redonda, RJ. The report established an addition of R$508,434, composing the new amount of the assets.

b) Land, machinery and equipment, facilities, real properties and buildings, existing in the CSN´s Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$4,068,559, composing the new amount of the assets.

Up to March 31, 2006, the assets provided as collateral for financial operations amounted to R$47,985.

Depreciation, depletion and amortization up to March 31, 2006 amounted to R$175,141 (R$174,792 in the first quarter of 2005), of which R$172,247 (R$171,998 in the first quarter of 2005) was charged to production costs and R$2,894 (R$2,929 in the first quarter of 2005) charged to selling, general and administrative expenses (amortization of deferred charges not included).

On March 31, 2006, the Company had R$6,718,826 (R$6,806,147 on December 31, 2005) of revaluation of own net depreciation assets.

12. DEFERRED CHARGES

	Parent Company		Consolidated

	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Information technology projects	153,293	153,210	153,293	163,799
( - ) Accumulated amortization	(119,956)	(114,722)	(119,956)	(125,311)
Expansion projects	188,942	188,508	188,942	188,508
( - ) Accumulated amortization	(69,615)	(61,559)	(69,615)	(61,559)
Pre-operating expenses			130,124	129,866
( - ) Accumulated amortization			(74,063)	(70,985)
Other projects	78,972	78,585	186,566	191,484
( - ) Accumulated amortization	(50,797)	(49,122)	(103,725)	(104,161)

	180,839	194,900	291,566	311,641

Information technology projects are represented by automation projects and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

The expansion projects disclosed on March 31, 2006 are primarily related to the expansion of the production capacity of Casa de Pedra mine and to the enlargement of Sepetiba port.

Amortization of information technology projects and of other projects on March 31, 2006 amounted to R$14,962 (R$14,856 in the first quarter of 2005), of which R$12,087 (R$10,907 in the first quarter of 2005) related to production costs and R$2,875 (R$3,949 in the first quarter of 2005) to selling, general and administrative expenses.

13. LOANS, FINANCING AND DEBENTURES

	Parent Company				Consolidated

	3/31/2006		12/31/2005		3/31/2006		12/31/2005

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

FOREIGN CURRENCY

Prepayment	512,037	2,119,403	635,354	2,415,035	125,182	1,278,684	104,371	1,429,601
Perpetual Bonds					32,677	1,629,300	35,208	1,755,525
Fixed Rate Notes	67,017	3,643,117	31,334	3,919,097	63,910	2,833,533	72,893	3,053,052
BNDES/Finame
Financed imports	43,197	209,748	44,196	229,428	56,130	242,259	56,705	261,634
Bilateral	43,580		46,019		43,580		46,019
Other	5,567	16,586	5,366	17,871	701,557	107,416	30,915	116,874

	671,398	5,988,854	762,269	6,581,431	1,023,036	6,091,192	346,111	6,616,686

DOMESTIC CURRENCY

BNDES/Finame					39,376	309,139	36,595	277,561
Debentures (Note 14)	697,573	288,169	661,920	286,176	744,170	429,312	705,517	425,517
Other	79,611	6,300	78,036	6,300	22,990	13,625	21,173	14,248

	777,184	294,469	739,956	292,476	806,536	752,076	763,285	717,326

Total Loans and Financing	1,448,582	6,283,323	1,502,225	6,873,907	1,829,572	6,843,268	1,109,396	7,334,012

Derivatives	134,169		139,399		116,998		355,097

Total Loans and Financing + Derivatives	1,582,751	6,283,323	1,641,624	6,873,907	1,946,570	6,843,268	1,464,493	7,334,012

On March 31, 2006, the long-term amortization schedule, by year of maturity, is as follows:

	Parent Company	Consolidated

2007	1,484,212	399,077
2008	1,422,422	1,224,569
2009	254,375	355,396
2010	906,616	295,729
2011	191,268	245,021
After 2011	2,024,430	2,694,176
Perpetual Bonds		1,629,300

	6,283,323	6,843,268

Interest is applied to loans and financing and debentures, at the following annual rates on March 31, 2006:

	Parent Company		Consolidated

	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency

Up to 7%	85,910	3,343,854	13,290	1,870,617
From 7.1 to 9%		1,529,869		679,953
From 9.1 to 11%	297,497	1,786,529	371,588	4,559,679
Over 11%	688,246		1,165,100
Variable		134,169	464	129,147

	1,071,653	6,794,421	1,550,442	7,239,396

		7,866,074		8,789,838

Breakdown of total debt by currency/index of origin:

	Parent Company		Consolidated

	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Domestic Currency
CDI	8.75	7.75	8.46	8.49
IGPM	4.70	4.23	5.02	5.03
TJLP			4.07	3.83
IGP-DI	0.17	0.15	0.15	0.17
Other currencies			0.03
	13.62	12.13	17.73	17.52

Foreign Currency
US dollar	53.83	55.73	79.83	81.45
Yen	30.59	30.26	0.44	0.49
Euro	0.24	0.23	0.66	0.54
Other currencies	1.72	1.65	1.34
	86.38	87.87	82.27	82.48

	100.00	100.00	100.00	100.00

In July 2005, the Company issued through its subsidiary CSN Islands X Corp. perpetual securities amounting to US$750 million. These securities with indeterminate maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its par value after five (5) years, on the interest maturity dates.

Loans with certain agents contain certain restrictive clauses, which are being complied with.

As described in note 15, the Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The guarantees provided for loans and financing amounted to R$2,875,792 on March 31, 2006 (R$3,446,558 on December 31, 2005), and comprise fixed assets items (Note 11), bank guarantees, sureties and prepayment operations. This amount does not take into consideration the guarantees provided to subsidiaries, as mentioned in note 16.

Amortizations and funding held by the Company’s subsidiaries in the current year are as follows:

Amortizations

Subsidiary	Description	Principal (US$ million)	Maturity	Interest rate (p.a.)

CSN Export	Securitization	7	Feb / 2006	7.28%

Funding

Subsidiary	Description	Principal (US$ million)	Issuance	Term	Maturity	Interest rate (p.a.)

Steel	Revolving Credit Facility	300	Feb / 2006	6 months	Aug / 2006	5.97%

14. DEBENTURES

Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified on December 5, 2003, the Company issued 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10 on December 1, 2003. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 9 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders’ Equity as Capital Reserve, subsequently used for cancellation of treasury shares.

Interest applied to the face value balance of these debentures represents 107% of the CDI Cetip, and the maturity of the face value is scheduled for December 1, 2006.

Third issuance

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10 on December 1, 2003. Such debentures were issued for the total value of issue of R$500,000. The credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve, subsequently used for cancellation of treasury shares.

The balance of the face value of the 1st tranche incurs compensation interest corresponding to 106.5% of Cetip’s CDI. The face value of the 2nd tranche is adjusted by the IGP-M plus compensation interest of 10% p.a.. The maturity of the 1st tranche is scheduled for December 1, 2006 and of the 2nd tranche for December 1, 2008.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

15. FINANCIAL INSTRUMENTS

General considerations

The Company’s business includes flat steel products to supply domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas steelwork needs. The main market risk factors that can affect the Company’s business are as follows:

Exchange rate risk

Most of the revenues of the Company are in Brazilian Reais and, on March 31, 2006, R$7,114,228 of the Company’s consolidated debt of loans and financing were denominated in foreign currency (R$6,962,797 on December 31, 2005). As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations which affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing a great part of its cash and funds available in securities remunerated by U.S. dollar exchange variation.

Credit risk

The credit risk exposure with financial instruments is managed through the restriction of counterparts in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of customers as well as the diversification of its accounts receivable and the control on sales financing terms by business segments are procedures adopted by CSN to minimize problems with its trade partners. Since part of the Companies’ funds available is invested in Brazilian government bonds, there is exposure to the credit risk with the government. The amount invested in such instruments on March 31, 2006, was R$465,804 (R$695,475 on December 31, 2005).

The financial instruments recorded in the Parent Company’s balance sheet accounts on March 31, 2006, whose market value differs from the book value, are as follows:

	Book Value	Market Value

Loans and financing (short and long term)	7,866,074	8,188,966

On March 31, 2006, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional amount

Variable income swap (*)	7/28/2006	US$ 49.223 thousand	R$529,489

Derivatives from interest listed at BM&F (DI) - contracted by exclusive funds	Jan/2007	R$ 2.450.000 thousand	Daily adjusted at market

Exchange derivatives listed at BM&F ( Future Dollar, SCC and DDI) - contracted by exclusive funds)	May/06	US$ 237.750 thousand	Daily adjusted at market

Exchange options	2/1/2007	US$ 300.000 thousand	R$4,655

Exchange swaps registered with	Jan/07	US$ 203.428 thousand	(R$52,157)
CETIP (contracted by exclusive funds)	Apr/06	US$ 980.000 thousand	(R$50,211)
	May/06	US$ 980.000 thousand	R$575

(*) Refers to non cash swap which, at the end of the contract, the counterpart shall remunerate at the variation of equity assets, as long as the Company’s subsidiary, CSN Steel, undertakes to remunerate the same reference updated value at the pre-fixed rate of 7.5% per annum

Market value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on March 31, 2006, for financial transactions with similar features, such as: volume of the transaction and rates and maturity dates.

Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-

counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$4,903.3 million, for guarantees provided:

	In millions

Companies	Currency	3/31/2006	12/31/2005	Maturity	Conditions

CFN	R$	18.0	18.0	Indeterminate	BNDES loan guarantees
CFN	R$	23.0	23.0	Indeterminate	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	Indeterminate	BNDES loan guarantees
CFN	R$	19.2	19.2	Indeterminate	BNDES loan guarantees
CFN	R$	50.0	50.0	Indeterminate	BNDES loan guarantees
Cia. Metalic Nordeste	R$	4.8	4.8	5/15/2008	Promissory notes/guarantee given to Banco Santos referring to
					contracts for the financing of equipment
CSN Cimentos	R$	27.0	27.0	6/22/2006	Guarantee for execution of outstanding debt with INSS
INAL	R$	3.6	3.6	3/15 and 4/15/2006	Personal guarantee in equipment financing
INAL	R$	2.8	2.8	Indeterminate	Suretyship in guarantee for tax foreclosure
INAL	R$	6.1	6.1	Indeterminate	Suretyship in guarantee for tax foreclosure
INAL	R$	0.7	0.7	Indeterminate	Suretyship in guarantee for tax foreclosure
Exclusive Fund	R$	50.0	50.0	7/3/2006	Suretyship in guarantee for transaction margins at the BM&F

Total in R$		249.2	249.2

CSN Iron	US$	79.3	79.3	6/1/2007	Promissory note of Eurobond operation
CSN Islands VII	US$	275.0	275.0	9/12/2008	Installment of guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Installment of guarantee by CSN in Bond issuance
CSN Islands IX	US$	450.0	450.0	1/15/2015	Installment of guarantee by CSN in Bond issuance
CSN Islands X	US$	750.0	750.0	Perpetual	Installment of guarantee by CSN in Bond issuance
CSN Steel	US$	20.0	20.0	10/29/2009	Rendering of guarantee by CSN in the issuance of Promissory
					Notes
INAL	US$	1.4	1.4	3/26/2008	Personal guarantee in equipment financing
Sepetiba Tecon	US$	16.7	16.7	9/15/2012	Personal guarantee in equipment financing and terminal
					implementation

Total in US$		2,142.4	2,142.4

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving a large number of actions, claims and complaints. Details on the amounts provided and their respective judiciary deposits related to those claims are shown below:

		3/31/2006		12/31/2005

	Judicial	Contingent	Judicial	Contingent
	deposits	liability	deposits	liability

Labor	17,934	26,259	17,618	27,170
Civil	8,969	13,281	9,544	13,281
Environmental	138	27,557	138	24,062
Tax	617,723	3,432,323	614,027	3,168,892

Parent Company	644,764	3,499,420	641,327	3,233,405

Consolidated	676,343	3,580,551	672,996	3,311,558

Short Term		39,431		40,341
Long Term	644,764	3,459,989	641,327	3,193,064

Parent Company	644,764	3,499,420	641,327	3,233,405

Short Term		45,198		45,881
Long Term	676,343	3,535,353	672,996	3,265,677

Consolidated	676,343	3,580,551	672,996	3,311,558

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. Additionally, it includes tax liabilities stemming from actions taken by Company’s initiative, which are maintained and increased by Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil, tax and environmental) in the approximate amount of R$1 billion. According to the Company’s legal counsel, there is a possible risk of losing these lawsuits, and therefore they were not provided for in accordance with accounting practices adopted in Brazil.

a) Labor Litigation Dispute:

On March 31, 2006, CSN was defendant in 7,541 labor claims (7,232 claims on December 31, 2005), which required a provision in the amount of R$26,259 (R$27,170 on December 31, 2005). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

The increase in labor claims as from 2004 is due to the request for the difference of 40% fine on the FGTS deposited amounts, in view of the understated inflation imposed by economic plans. The matter is still controversial, pending a uniform understanding.

The lawsuits related to subsidiary responsibility originate from the non-payment by the contracting companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.

The number of lawsuits originated from subsidiary responsibility has been reduced due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, the Company accrued the amount of R$13,281 on March 31, 2006, (R$13,281 on December 31, 2005).

c) Environmental Actions:

On March 31, 2006, the Company recorded a provision of R$27,557 (R$24,062 on December 31, 2005) for investment in environmental recovery expenditures.

d) Tax Litigation Dispute:

•  Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In December 2004, the proceeding terminated and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was deferred. The proceeding is now under accounting inspection.

On March 31, 2006, the Company has recorded R$361,928 (R$361,928 on December 31, 2005) as judicial deposit and a provision of R$60,573 (R$60,573 on December 31, 2005), which represents the portion not recognized by the courts.

(ii) In February 2003, the tax authorities assessed the Company for the calculation of prior years’ IRPJ and CSL for compensating taxable losses over the limit of 30% of taxable income as provided for by law. On August 21, 2003 a decision was rendered by the 2nd Panel of the Federal Revenue Office in Rio de Janeiro that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. The Company filed a refutation of this assessment notice which was not accepted in the lower court, was accepted in the appellate court, but the respective final court decision has not been published yet.

The provision related to items remaining from the second tax assessment amounts to R$197,463 (R$193,218 on December 31, 2005), which includes legal charges.

(iii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004 the Company obtained an initial decision authorizing the exclusion of export revenues from said calculation basis, as well as the offsetting of amounts paid on these revenues as from 2001. The lower court decision was favorable. The proceeding is waiting for trial in the Regional Federal Court of the appeal filed by the Federal Government. On March 31, 2006, the amount of suspended liability and the offset credits based on the referred proceedings was R$604,048 (R$547,766 on December 31, 2005), which includes legal charges.

• PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including the financial revenue of the Company. On March 31, 2006 provision amounts to R$299,455 (R$292,363 on December 31, 2005), which includes legal charges.

In February 1999 the Company obtained a favorable decision in the lower court. However, the 2nd Regional Federal Court reversed the favorable decision. Later on, the Company appealed against this decision in the Supreme Court of Justice and is currently waiting for trial.

• CPMF

The Company is questioning the CPMF taxation since the promulgation of the Constitutional Amendment #21/99. On March 31, 2006 provision amounts to R$392,801 (R$370,616 on December 31, 2005), which includes legal charges.

On August 31, 1999 the Company obtained a favorable decision in the lower court and the proceeding is under compulsory re-examination by the 2nd Regional Federal Court. However, we emphasize that the most recent jurisprudence has not been favorable to tax payers.

• CIDE – Intervention Contribution in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$22,924 on March 31, 2006 (R$22,786 on December 31, 2005), which includes legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court.

• Education Salary

The Company discussed the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Superior Court maintained its unfavorable decision, judgment made final and unappealable.

In view of this fact, the Company attempted to pay the amount due, and FNDE and INSS did not reach an agreement as to whom the amounts should be paid. A fine was also demanded, to CNS’ disagreement.

Hence, the Company filed new proceedings to question the doubts relating to whom the collection should be made, as well as if a fine is due or not, and it has deposited in court the amounts due. In the first lawsuit to be judged, the 1st degree sentence was partially in favor of CSN, with the fine being disregarded but not the SELIC rate. We presented counter-arguments to the defendant’s appeal and appealed in relation to the SELIC rate. No judgment has been made regarding the other lawsuits.

The provision on March 31, 2006 amounted to R$33,121 (R$33,121 on December 31, 2005), which includes legal charges, and excludes the fine related to the voluntary disclosure period.

According to the Company’s legal counsel, there is a possible risk of losing, and therefore the Company did not provided for the fine related to the voluntary disclosure period, with no judicial deposit of the related amount being made.

• SAT - Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provided as of March 31, 2006 totals R$81,083 (R$76,699 on December 31, 2005), which includes legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Given the new understanding adopted by the Courts, the Company’s lawyers deem as probable the possibility of loss.

• IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003 an initial decision was obtained authorizing the use of said credits. This action is currently waiting for the sentence in lower court.

On March 31, 2006, the provision related to the total credits already offset and recorded under the Company’s liabilities amounted to R$731,457 (R$708,633 on December 31, 2005), adjusted by the Selic.

• IPI premium credit over exports

The Company brought an action claiming the right to the IPI premium credit on exports from 1992 to 2002 and in March 2003 a favorable decision was obtained authorizing the use of said credits. The Regional Federal Court - Appellate Court maintained the favorable decision.

Currently, CSN is waiting for the action to be redirected to the STF/STJ to have the argued appeal filed by the Internal Revenue Service.

On March 31, 2006, the provision referring to the total of credits already offset amounted to R$963,296 (R$818,242 on December 31, 2005), adjusted by the Selic.

• Other

The Company also provided for several other lawsuits in respect of FGTS LC 110, COFINS Law 10,833/03, PIS Law 10,637/02 and PIS/COFINS Manaus Free-Trade Zone, in the amount of R$46,102 on March 31, 2006 (R$44,875 on December 31, 2005), which includes legal charges.

18. SHAREHOLDERS’ EQUITY

	Paid-in capital stock	Reserves	Retained earnings	Treasury Shares	Total shareholders' equity

BALANCES ON 9/30/2005	1,680,947	4,914,755	1,355,162	(343,673)	7,607,191

Realization of revaluation reserve, net
of income tax and social contribution		(60,865)	60,865
Net income for the quarter			361,847		361,847
Reflexive reevaluation reserve CFN		353	(353)
Constitution of investment reserve		637,611	(637,611)
Proposed dividends (R$4,12377per share)			(1,064,683)		(1,064,683)
Proposed interest on own capital (R$0,25189 per share)			(75,227)		(75,227)
Treasury shares				(293,938)	(293,938)

BALANCES ON 12/31/2005	1,680,947	5,491,854		(637,611)	6,535,190

Realization of revaluation reserve, net
of income tax and social contribution		(57,632)	57,632
Proposed interest on own capital (R$0,25610 per share)			(43,796)		(43,796)
Treasury shares				(39,110)	(39,110)
Net income for the quarter			298,028		298,028

BALANCES ON 3/31/2006	1,680,947	5,434,222	311,864	(676,721)	6,750,312

a) Paid-in capital stock

On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, with no reduction in the capital stock. The Company’s fully subscribed and paid-in capital stock of R$1,680,947 was then divided in 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

b) Revaluation reserve

This reserve covers revaluations of the Company’s fixed assets approved by the Shareholder’s Extraordinary General Meeting held December 19, 2002, and April 29, 2003, which were intended for determining adequate amounts for the Company’s fixed assets at market value, pursuant to the CVM Deliberation #288, dated December 3,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), which is classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

c) Treasury shares

The Board of Directors approved on May 25, 2005 for a period of 360 days the purchase of 15,000,000 shares of the Company to be held in treasury and subsequent sale and/or cancellation, such authorization is estimated to finish on May 26, 2006.

Treasury shares position on March 31, 2006, was as follows:

Number of	Total value				Market value
shares purchased	paid for	Share unit cost			of shares

(in units)	shares	Minimum	Maximum	Average	on 3/31/2006

14,654,500	676,721	35.88	56.58	46.18	999,730

While held in treasury, the shares will have no proprietorship or political rights.

d) Ownership structure

On March 31, 2006, the Company’s capital stock was comprised as follows:

	Number of shares

	Common	Total % of shares	Outstanding Shares %

Vicunha Siderurgia S.A.	116,286,665	42.74%	45.18%
BNDESPAR	17,085,986	6.28%	6.64%
Caixa Beneficente dos Empregados da CSN - CBS	11,831,289	4.35%	4.60%
Sundry (ADR - NYSE)	52,129,613	19.16%	20.25%
Other shareholders (approximately 10 thousand)	60,079,893	22.08%	23.33%

Outstanding shares	257,413,446	94.61%	100.00%
Treasury shares	14,654,500	5.39%

Total shares	272,067,946	100.00%

e) Investment policy and payment of interest on own capital/dividends

On December 13, 2000, CSN’s Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company’s net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

19. INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of accumulated profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Deliberation 207, as of December 31, 1996, and fiscal rules, the Company opted to record the interest on own capital the amount of R$43,796 on March 31,

2006, as counter entry of the financial expenses account, and revert it on the same account, not been shown on the income statement and not generating effects on net income after IRPJ/CSL, except as to the fiscal effects, these recognized under income tax and social contribution. The Company’s management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

20. NET REVENUES AND COST OF GOODS SOLD

	Parent Company

	3/31/2006			3/31/2005

	Tonnes Unaudited (thousand)	Net revenue	Cost of Goods Sold	Tonnes Unaudited (thousand)	Net revenue	Cost of Goods Sold

Steel Products
Domestic Market	612	1,019,821	590,776	958	1,934,967	880,856
Foreign Market	328	397,199	360,464	234	433,508	252,101

	940	1,417,020	951,240	1,192	2,368,475	1,132,957

Other sales
Domestic Market		83,852	48,797		107,289	73,753
Foreign Market		3,815	3,203		6,334	2,845

		87,667	52,000		113,623	76,598

	940	1,504,687	1,003,240	1,192	2,482,098	1,209,555

	Consolidated

	3/31/2006			3/31/2005

	Tonnes Unaudited (thousand)	Net revenue	Cost of Goods Sold	Tonnes Unaudited (thousand)	Net revenue	Cost of Goods Sold

Steel Products
Domestic Market	604	1,092,662	586,653	897	1,899,590	804,533
Foreign Market	393	590,612	482,837	300	653,242	495,537

	997	1,683,274	1,069,490	1,197	2,552,832	1,300,070

Other sales
Domestic Market		252,526	144,090		274,320	176,662
Foreign Market		17,147	3,203		35,117	2,845

		269,673	147,293		309,437	179,507

	997	1,952,947	1,216,783	1,197	2,862,269	1,479,577

21. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all of the Company’s business segments.

	3/31/2006

	Steel	Mining	Logistics, Energy	Total
			and Cement

Net revenues from sales	1,750,289	44,672	157,986	1,952,947
Cost of goods and services sold	(1,074,485)	(25,036)	(117,262)	(1,216,783)

Gross income	675,804	19,636	40,724	736,164
Operating Income (Expenses)
Selling	(109,667)		(3,746)	(113,413)
Administrative	(64,340)	(101)	(16,724)	(81,165)
Other operating expenses, net	135,409	(19)	865	136,255

	(38,598)	(120)	(19,605)	(58,323)
Net financial result	(355,183)	1	(11,987)	(367,169)
Exchange and monetary variations, net	257,743		2,792	260,535
Equity accounting	(10,789)			(10,789)

Operating Income	528,977	19,517	11,924	560,418
Non-operating income	214		(13)	201

Income before income tax
and social contribution	529,191	19,517	11,911	560,619
Income tax and social contribution	(208,995)	(6,636)	(4,570)	(220,201)

Net income for the period	320,196	12,881	7,341	340,418

22. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Parent company		Consolidated

	3/31/2006	3/31/2005	3/31/2006	3/31/2005

Financial expenses:
Loans and financing - foreign currency	(46,641)	(53,442)	(165,239)	(197,981)
Loans and financing - domestic currency	(35,749)	(41,393)	(36,070)	(43,236)
Transactions with subsidiaries	(58,547)	(87,642)
PIS/COFINS on financial revenues	(23,993)	(5,598)	(23,993)	(5,764)
interest, fines and interest on arrears (fiscal)	(80,335)	(50,238)	(81,530)	(51,931)
CPMF	(22,276)	(21,806)	(25,894)	(25,609)
Other financial expenses	(3,878)	(3,612)	(11,080)	(7,827)

	(271,419)	(263,731)	(343,806)	(332,348)

Financial revenues
Transactions with subsidiaries
Exchange Swap	(362,773)	(12,504)	(83,368)	240,454

Yield on marketable securities, net of provision for losses	7,822	5,044	40,060	78,994
Other income	14,360	8,849	19,945	70,764

	(340,591)	1,389	(23,363)	390,212

Net financial income	(612,010)	(262,342)	(367,169)	57,864

Monetary variations
- Assets	777	1,144	1,251	1,387
- Liabilities	(10,247)	(8,698)	(9,648)	(13,728)

	(9,470)	(7,554)	(8,397)	(12,341)

Exchange Variations
- Assets	(145,517)	(4,133)	(173,644)	(98,870)
- Liabilities	616,564	(52,485)	442,576	(50,899)

	471,047	(56,618)	268,932	(149,769)

Net monetary and exchange variations	461,577	(64,172)	260,535	(162,110)

23. OTHER OPERATING REVENUES

On January 22, 2006 there was an accident in the powder collecting system of Blast Furnace number 3, temporarily stopping the production of this equipment. The Company has an insurance policy for loss of profits and equipment in the maximum amount of US$750 million.

The Company required an advance on the account of this insurance and the insurance companies involved are evaluating this request, as well as the indemnification amount as a whole. However, the causes of the accident reported by the experts contracted for this purpose are covered by the referred policy.

Thus, the Company, based on studies and calculation prepared by independent consultants contracted by the insurance company, recorded in other operating revenues an estimated amount, on a conservative basis, of R$176,615 as loss of profits relating to the quarter ended on March 31, 2006.

24. STATEMENT OF VALUE-ADDED

	Parent Company

	R$ million

	3/31/2006	3/31/2005

Revenue
Sales of products and services	1,855	3,131
Allowance for doubtful accounts	(3)	(17)
Non-operating income		(1)

	1,852	3,113

Input purchased from third parties
Raw material used up	(422)	(603)
Cost of goods and services	(253)	(314)
Materials, energy, third-party services and other	48	(106)

	(627)	(1,023)

Gross value-added	1,225	2,090

Retentions
Depreciation, amortization and depletion	(215)	(204)

Net produced value-added	1,010	1,886

Value-added transferred
Equity accounting	83	245
Financial income/Exchange variation	(485)	(2)

	(402)	243

Total value-added to distribute	608	2,129

VALUE-ADDED DISTRIBUTION
Staff and charges	131	114
Taxes, charges and contributions	538	947
Interest and exchange variation	(359)	319
Interest on own capital/dividends	44	48
Retained earnings in the period	254	701

	608	2,129

25. EMPLOYEES’ PENSION FUND

(i) Private Pension Administration

The Company is the principal sponsor of the CSN employees’ pension fund ("Caixa Beneficente dos Empregados da CSN” - CBS), a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to those of the official Pension Plan. CBS congregates CSN employees, of CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Characteristics of the plans

CBS has three benefit plans, as follows:

35% of average salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (related to length of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make thirteen contributions per year, being the same number of benefits paid per year. This plan is in the process of extinction, and became inactive on October 31, 1977, when the new benefit plan began.

Supplementary average salary plan

It is a defined benefit plan (BD), which began on November 1, 1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive on December 26, 1995, because of the combined supplementary benefits plan creation.

Combined supplementary benefit plan

This plan began on December 27, 1995. It is a combined plan, being a Defined Contribution (CD), related to the retirement and a defined benefit (BD), in relation to other risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling thirteen per year. Upon retirement of the participant, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

On March 31, 2006 and December 31, 2005, the plans are presented as follows:

	3/31/2006	12/31/2005

Members	18,978	18,933

In activity	8,069	7,972
Retired employees	10,909	10,961

Distribution of members by benefit plan:

35% of Average Salary Plan	5,523	5,587
Active	17	16
Beneficiaries	5,506	5,571

Supplementary Average Salary Plan	5,032	5,051
Active	40	45
Beneficiaries	4,992	5,006

Combined Supplementary Benefits Plan	8,423	8,295
Active	8,012	7,911
Beneficiaries	411	384

Linked beneficiaries:	5,405	5,397

35% of average salary plan	4,101	4,110
Supplementary average salary plan	1,246	1,227
Combined supplementary benefits plan	58	60

Total members (beneficiaries)	24,383	24,330

(iii) Actuarial liability

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing of reserves to amortize the sponsors’ responsibility in 240 monthly and successive installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement foresees the installments prepayment in case of cash necessity in the defined benefit plan and the incorporation to the updated debit balance the eventual deficits/surplus under the sponsors’ responsibility, so as to preserve the plans’ balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371, as of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the Company’s management and its external actuaries calculated the assessment of the effects arising from this practice, in conformity with the report dated January 10, 2006.

Actuarial Liability Recognition

The Company’s Management decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated in the quarter ended on March 31, 2006, the amount of R$16,212 (R$6,429 in 2005), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON approved by the CVM Deliberation 371/2000, which, added to related disbursements, totaled R$30,054 (R$22,586 in 2005).

The balance of the provision for coverage of the actuarial liability on March 31, 2006 amounts to R$239,612.

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution; the Company, however, based on its legal and actuarial advisers’ opinion understands that such amortizing contribution was duly approved by the “Secretaria da Previdência Complementar” – SPC and consequently, is legally due by the participants.

In addition, in the case of “Plano Milênio” (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants’ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$3,984 on March 31, 2006 (R$3,621 in 2005).

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	11.3% p.a. (6% actual and 5% inflation)
Expected yield rate over plan assets	11.3% p.a. (6% actual and 5% inflation)
Estimated salary increase index	INPC + 1% (6.05%)
Estimated benefits increase index	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table of overall mortality	UP94 with 2 years of aggravation and separated by sex for the BD plans and without aggravation for the CD plan
Biometric table for disability	Winklevoss
Expected turnover rate	2% p.a.
Probability of starting retirement	100% in the first eligibility to a full benefit by the Plan

CSN does not have obligations on other post-employment benefits.

26. SUBSEQUENT EVENTS

Metalúrgica PRADA

At the Extraordinary General Meeting held on April 28, 2006, the acquisition by the Company or by means of its subsidiaries of the control of Cia Metalúrgica Prada was approved, being authorized that the Management takes all the necessary steps for the negotiation and conclusion of the acquisition of the Company.

Cia Metalúrgica Prada is a manufacturer of steel packages and produces, in 4 units located in São Paulo, Araçatuba, Gaspar and Uberlândia, more than 1 billion steel cans a year.

Debentures - Fourth Issuance

The Board of Directors approved on April 24, 2006 the issuance of 60,000 not convertible and unsecured debentures in a single series, in the nominal amount of R$10,000, totaling R$600,000 with maturity on February 1, 2012 and with no early redemption. These debentures will have a remuneration rate of 103.6% of the CDI and the funds were received by the Company on May 5, 2006.

Lusosider

On May 9, 2006, CSN entered into a Purchase and Sale Agreement with Corus Group Plc for the acquisition of the full control of Lusosider Projectos Siderúrgicos, a Portuguese company of the flat steel sector, producer of pickled coil hot rolled, cold rolled, dip galvanized products and metallic sheets, whose control was equally divided between CSN and Corus.

The acquisition of the full control of Lusosider, for the amount of EUR$25 million is subject to the analysis and approval of the Portuguese Competition Authority, a process which may last approximately 45 days.

SEE ITEM 08.01:

“COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER”

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 03/31/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- Code	2- Description	3- 03/31/2006	4- 12/31/2005
1	Total Assets	23,936,290	24,447,710
1.01	Current Assets	7,727,828	8,164,081
1.01.01	Cash and Cash Equivalents	212,564	135,185
1.01.02	Credits	1,060,728	1,366,047
1.01.02.01	Domestic Market	873,956	879,153
1.01.02.02	Foreign Market	298,213	588,098
1.01.02.03	Allowance for Doubtful Accounts	(111,441)	(101,204)
1.01.03	Inventories	1,856,176	1,907,462
1.01.04	Other	4,598,360	4,755,387
1.01.04.01	Marketable Securities	3,422,568	3,709,753
1.01.04.02	Income Tax and Social Contribution Recoverable	33,528	32,428
1.01.04.03	Deferred Income Tax	381,241	405,034
1.01.04.04	Deferred Social Contribution	88,871	98,105
1.01.04.05	Prepaid Expenses	38,857	40,445
1.01.04.06	Required Insurance	176,616	0
1.01.04.07	Other	456,679	469,622
1.02	Long-Term Assets	1,998,745	2,063,043
1.02.01	Sundry Credits	31,925	26,425
1.02.01.01	Loans – Eletrobras	31,925	26,425
1.02.02	Credit with Related Parties	64,972	63,258
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	64,972	63,258
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,901,848	1,973,360
1.02.03.01	Deferred Income Tax	478,178	447,679
1.02.03.02	Deferred Social Contribution	103,353	95,459
1.02.03.03	Judicial Deposits	676,343	672,996
1.02.03.04	Marketable Securities Receivable	187,785	202,718
1.02.03.05	PIS/PASEP Recoverable	28,363	28,010
1.02.03.06	Prepaid Expenses	88,792	92,275
1.02.03.07	Marketable Securities	144,490	254,262
1.02.03.08	Other	194,544	179,961
1.03	Permanent Assets	14,209,717	14,220,586
1.03.01	Investments	253,368	270,745
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	252,017	269,449
1.03.01.03	Other Investments	1,351	1,296
1.03.02	Property, Plant and Equipment	13,664,783	13,638,200
1.03.02.01	In Operation, Net	12,944,361	13,051,394
1.03.02.02	In Construction	547,986	424,038
1.03.02.03	Land	172,436	162,768
1.03.03	Deferred charges	291,566	311,641

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- Code	2- Description	3- 03/31/2006	4- 12/31/2005
2	Total Liabilities	23,936,290	24,447,710
2.01	Current Liabilities	4,263,689	4,819,657
2.01.01	Loans and Financing	1,202,400	758,976
2.01.02	Debentures	744,170	705,517
2.01.03	Suppliers	1,031,361	1,261,690
2.01.04	Taxes, Charges and Contributions	595,476	452,689
2.01.04.01	Salaries and Social Contributions	80,063	85,385
2.01.04.02	Taxes Payable	343,176	240,824
2.01.04.03	Deferred Income Tax	126,645	93,000
2.01.04.04	Deferred Social Contribution	45,592	33,480
2.01.05	Dividends Payable	431,179	1,324,087
2.01.06	Provisions	45,198	45,881
2.01.06.01	Contingencies	45,198	45,881
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	213,905	270,817
2.02	Long-Term Liabilities	12,945,059	13,149,531
2.02.01	Loans and Financing	6,413,956	6,908,495
2.02.02	Debentures	429,312	425,517
2.02.03	Provisions	5,668,611	5,428,624
2.02.03.01	Contingencies	3,535,353	3,265,677
2.02.03.02	Deferred Income Tax	1,568,572	1,590,402
2.02.03.03	Deferred Social Contribution	564,686	572,545
2.02.04	Debt with Related Parties	0	0
2.02.05	Other	433,180	386,895
2.02.05.01	Accounts Payable- Subsidiaries	28,323	28,324
2.02.05.02	Provision for Pension Fund	239,612	223,400
2.02.05.03	Other	165,245	135,171
2.03	Deferred Income	6,005	6,081
2.04	Minority Interest	0	0
2.05	Shareholders’ Equity	6,721,537	6,472,441
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	0	0
2.05.03	Revaluation Reserve	4,460,422	4,518,054
2.05.03.01	Own Assets	4,460,069	4,517,701
2.05.03.02	Subsidiaries/Affiliates	353	353
2.05.04	Profit Reserves	234,330	273,440
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- Code	2- Description	3- 03/31/2006	4- 12/31/2005
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(101,859)	(62,749)
2.05.04.07.01	For Investments	637,611	637,611
2.05.04.07.02	Treasury Shares	(676,721)	(637,611)
2.05.04.07.03	Unrealized Income	(62,749)	(62,749)
2.05.05	Retained Earnings	345,838	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 01/01/2006 to 03/31/2006	4- 01/01/2006 to 03/31/2006	5- 01/01/2005 to 03/31/2005	6- 01/01/2005 to 03/31/2005
3.01	Gross Revenue from Sales and/or Services	2,408,857	2,408,857	3,577,631	3,577,631
3.02	Deductions from Gross Revenue	(455,910)	(455,910)	(715,362)	(715,362)
3.03	Net Revenue from Sales and/or Services	1,952,947	1,952,947	2,862,269	2,862,269
3.04	Cost of Goods and/or Services Sold	(1,216,783)	(1,216,783)	(1,479,577)	(1,479,577)
3.04.01	Depreciation and Amortization	(233,128)	(233,128)	(225,498)	(225,498)
3.04.02	Other	(983,655)	(983,655)	(1,254,079)	(1,254,079)
3.05	Gross Profit	736,164	736,164	1,382,692	1,382,692
3.06	Operating Income/Expenses	(175,746)	(175,746)	(370,742)	(370,742)
3.06.01	Selling	(113,413)	(113,413)	(137,629)	(137,629)
3.06.01.01	Depreciation and Amortization	(2,471)	(2,471)	(2,354)	(2,354)
3.06.01.02	Other	(110,942)	(110,942)	(135,275)	(135,275)
3.06.02	General and Administrative	(81,165)	(81,165)	(75,915)	(75,915)
3.06.02.01	Depreciation and Amortization	(10,281)	(10,281)	(9,685)	(9,685)
3.06.02.02	Other	(70,884)	(70,884)	(66,230)	(66,230)
3.06.03	Financial	(106,634)	(106,634)	(104,246)	(104,246)
3.06.03.01	Financial Income	(23,363)	(23,363)	390,212	390,212
3.06.03.02	Financial Expenses	(83,271)	(83,271)	(494,458)	(494,458)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	260,535	260,535	(162,110)	(162,110)
3.06.03.02.02	Financial Expenses	(343,806)	(343,806)	(332,348)	(332,348)
3.06.04	Other Operating Income	200,254	200,254	13,383	13,383
3.06.05	Other Operating Expenses	(63,999)	(63,999)	(46,657)	(46,657)
3.06.06	Equity Pick-up	(10,789)	(10,789)	(19,678)	(19,678)
3.07	Operating Income	560,418	560,418	1,011,950	1,011,950

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 01/01/2006 to 03/31/2006	4- 01/01/2006 to 03/31/2006	5- 01/01/2005 to 03/31/2005	6- 01/01/2005 to 03/31/2005
3.08	Non-Operating Income	201	201	(840)	(840)
3.08.01	Income	57	57	73	73
3.08.02	Expenses	144	144	(913)	(913)
3.09	Income before Taxes and Interest	560,619	560,619	1,011,110	1,011,110
3.10	Provision for Income Tax and Social Contribution	(209,611)	(209,611)	(276,373)	(276,373)
3.11	Deferred Income Tax	(10,590)	(10,590)	(17,905)	(17,905)
3.12	Statutory Participation/Contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income (Loss) for the Period	340,418	340,418	716,832	716,832
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	257,413	257,413	276,193	276,193
	EARNINGS PER SHARE	1.32246	1.32246	2.59540	2.59540
	LOSS PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION	Date: 03/31/2006	Accounting Practices
QUARTERLY INFORMATION		Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Output

     As a result of the January 22 accident occurred in Blast Furnace #3, responsible for 70% of the Company’s pig iron production capacity, the volume of crude steel and rolled products produced in the first quarter fell by 41% and 64% quarter-over-quarter, respectively.
     The Company purchased 1,021 thousand tonnes of slabs, only 108,000 tonnes of which were delivered in the quarter, due to the time needed for negotiation, production and shipment to Volta Redonda. In addition, the steel production process was adjusted to permit higher scrap input in order to maximize output while only Blast Furnace #2 is operational.

Output (in thousand tonnes)	1Q05	4Q05	1Q06	Accumulated
				2005	2006
Presidente Vargas Mill (UPV)
Crude Steel	1,167	1,355	540	1,167	540
Rolled Products*	1,134	1,256	751	1,134	751
CSN Paraná*	55	60	77	55	77
GalvaSud*	77	89	57	77	57

*Products delivered for sale

Sales

     Although the Company reduced its inventories of finished and semi-finished products between December and March, sales volume was jeopardized by the accident in Blast Furnace #3.
     The Company ratified the commitment to supplying the domestic market, which present better margins, keeping the delivery of finished products through the use of existing inventory and purchases in the market, aiming at reducing the effects of the accident in Blast Furnance #3 on clients. Domestic market sales remained flat compared to the previous quarter, but exports were reduced. Coated products accounted for almost 70% of foreign shipments, versus 50% for domestic sales. Also, coated products accounted for 58% of the total sales.

     In comparison with the fourth quarter of 2005, the Company’s increased its share of the distribution (23% to 28%) and home appliance markets (from 30% to 33%), while its slice of the construction and auto markets fell from 47% to 36% and 15% to 13%, respectively.

Prices

     Despite the 7% appreciation of Real against dollar, average prices rose by 7% over the previous quarter, led by hot and cold-rolled exports. The healthy international prices were due to strong demand by final consumers, the build-up of distributors’ inventories, and a shortfall in supply, especially in the American market where various blast furnace repairs led to delays in the production schedule. In Brazil, prices are expected to go up in the second and third quarters thanks to prospects of an improved economic climate, with lower interest rates and incentives for the construction and agricultural sectors, among other factors. In this context, the Company has already announced a 5% average price hike as of June.

Net Revenues

     Although the average price was higher this quarter, this was not enough to offset the slide in sales volume, which was particularly sharp in the export market.

Production Costs (parent company)

     The decline in output caused by the stoppage of Blast Furnace #3 led to an across-the-board cost reduction, generating quarter-over-quarter and year-on-year savings of R$294 million (-60%) and R$242 million (-54%), respectively. On the other hand, unit production costs moved up 63% and 47% in the same comparative basis.
     In year-on-year terms, the biggest reductions came from coke (R$168 million), coal (R$61 million), energy/fuel (R$18 million) and general manufacturing costs (R$12 million), although the downturn was partially offset by the increase in costs from slab purchases (R$78 million). In comparison with the 4Q05, the corresponding savings stood at R$62 million, R$83 million, R$28 million and R$80 million, respectively.
     As for the main raw materials, the coal acquisition cost increased from US$134/t, in the final quarter of 2005, to US$ 138/t, reflecting a more up-market coal mix. The coke price, on the other hand, plunged from US$327/t to US$277/t as a result of the consumption of materials with lower average costs, given the big reduction in coke inventories purchased when price were exceptionally high. The average March/06 cost of the coal and coke inventories was US$ 120/t and US$ 240/t, respectively.

Operating Expenses

     The reduction in export volume led to a R$45 million (29%) in the sales expenses. General and administrative expenses and depreciation and amortization remained in line.
     The Company provided R$ 176.6 million under other operating income for loss of profit in the first quarter. This provision generates a PIS/Confins charge of R$ 16.3 million, accounted for the net financial results line.
     As a result, operating expenses fell by R$230 million over the preceding quarter.

EBITDA

     The Company reported an EBITDA of  R$948 million in the quarter,  reflecting impact of the  accident in Blast Furnace #3  in the sales volume. It is  worth to highlight that this  result was reached even  with the 30-day deductible  in insurance for loss of profit,  i.e., losses related to the  accident in the 30-days  period after the initial  insurance claim are not  covered and thus directly  impact the EBITDA.  Additionally, if we  ignore these provisions for  business interruption, which value is  R$160.3 million*, EBITDA  records a 40% margin, still one of the highest in the sector, reiterating once more the competitiveness of the Company. * R$176.6 million net of R$16.3 million PIS/Cofins.

EBITDA (R$ MM) and Ebitda Margin

EBITDA and EBITDA Margin	1Q06 x	1Q06 x
Change (consolidated)	4Q05	1Q05
EBITDA (ch. %)	-25	-44
Margin (ch. p.p.)	-3	-9
*Adjusted EBITDA (ch. %)	-10	-33
*EBITDA and EBITDA Margin accounting for the effect of provision for lost profits

Net Financial Result and Debt

     The net financial result was negative by R$107 million, a 74% decrease when compared to the previous quarter, which recorded an R$404 million expense. The considerable improvement was mainly due to gains from treasury transactions.
     Net debt increased by R$310 million, due to the R$937 million dividend pay-out in February/06, in turn raising the net debt/ EBITDA ratio from 1x to 1.3x. However, gross debt remained virtually flat. The debt had an average cost of 8.6% p.a., in Brazilian Reais, or 53% of the CDI, while the average maturity was 13 years.

*Takes into account the 12-months accumulated EBITDA.

Income Taxes

Income taxes recorded a quarterly expense of R$220 million, versus R$4 million revenue in the previous three months. The variation was essentially due to a lower pre-tax result and a positive exchange variation on foreign investments in the 4Q05.

Net Income

     First-quarter net income fell 3% quarter-over-quarter due to the fall in gross profit, in turn caused by the accident in Blast Furnace #3 and the provision for income tax and social contribution expenses, neither of which occurred in the previous quarter.

Investments

     Quarterly investments totaled R$248 million, including R$53 million in the Sepetiba Port expansion project, in turn part of the Casa de Pedra expansion project; R$31 million in MRS*, R$12 million in CFN* and RS$69 million in industrial maintenance.

*corresponding to CSN’s respective 33% and 50% stakes in these companies

Working Capital

     Working capital applied in the quarter fell by R$146 million, chiefly due to the reduction in accounts receivable from the export market, caused by lower export volume, and the increase in the tax payable account. However, both of these positive effects were largely offset by the decrease in the suppliers line, due to reduced raw-material needs.

			In R$ MM
Account	4Q05	1Q06	Change
Assets	3,408	3,129	279
Cash equivalents	135	213	-77
Accounts receivable	1,366	1,061	305
Domestic market	879	874	5
Exports market	588	298	290
Allowance for doubtful accounts	(101)	(111)	10
Inventory	1,907	1,856	51
Liabilities	1,588	1,455	-133
Suppliers	1,262	1,031	-230
Wages and Social Contribution	85	80	-5
Tax payable	241	343	102
Working capital	(1,820)	(1,675)	146

Capital Market

     CSN’s shares appreciated by 43% in the first three months of the year, reflecting the positive international scenario and the consolidation of the global steel sector.
     The Company’s healthy results in the fourth quarter of 2005 and expectations of healthy performance on the domestic and export markets in 2006, combined with the on-schedule investment projects, also played an important role in the share’s appreciation.

Capital Markets - CSNA3/SID

	1Q05	2Q05	3Q05	4Q05	1Q06
N# of shares	286,917,045	286,917,045	272,067,946	272,067,946	272,067,946

Market Capitalization
Closing price (R$/share)	50.92	35.83	48.94	47.55	68.05
Closing price (US$/share)	24.10	16.15	23.22	21.40	31.42
Market Value (R$ million)	14,610	10,279	13,314	12,936	18,514
Market Value (US$ million)	5,480	4,373	5,991	5,527	8,522

Variation
CSNA3 (%)	14.4	(29.6)	36.6	(2.8)	43.1
SID (%)	23.1	(33.0)	43.8	(7.8)	46.8
Ibovespa - index	26,610	25,051	31,583	33,455	37,951
Ibovespa - variation (%)	1.6	(5.9)	26.1	5.9	13.4

Volume
Average daily (n# of shares)	893,803	1,039,721	869,511	825,845	844,315
Average daily (R$ Thousand)	52,964	48,460	39,741	37,706	50,665
Average daily (n# of ADR´s)	840,623	815,547	812,392	773,876	1,007,920
Average daily (US$ Thousand)	18,813	15,283	15,715	15,384	27,910

Source: Economática

Recent Developments

  General Shareholders’ Meeting

     At the Annual and General Extraordinary Shareholders’ Meeting on April 28, the Company’s shareholders deliberated on the following:

Dividends

     Shareholders approved the payment of interest on own capital and dividends, totaling R$259 million and R$128 million, respectively, with R$ 387 million paid on May 8, 2006. Adding the amount paid in February, ratified by the Shareholders’ Meeting, the Company paid out a total of R$1,324 million as dividends and interest on own capital related to 2005 results.

Board of Directors

     The eight members of the Board of Directors were re-elected with a mandate lasting until the General Shareholders’ Meeting of 2007.

Acquisition of Prada

     Shareholders approved the capitalization of all the credits held by the Company against Companhia Metalúrgica Prada, in the amount of R$175 million, and the acquisition of all Prada’s for the token sum of R$1.00. As a result, the Company took control of Prada and its assets and liabilities, booked on 02/28/2006.
     Prada is Brazil’s largest steel packaging producer. It has been present in this market since 1936 and produces over 1 billion steel cans per year from 4 plants in São Paulo, Araçatuba, Gaspar and Uberlância, supplying the chemical and food product sectors. Prada’s market share in 2004 was 20%.

  Issuance of Debentures

     In May 2006, CSN issued R$600 million in non-convertible debentures, due in 2012 (6-year maturity), with no advanced redemptions and interest equivalent to 103.6% of the CDI (Brazilian interbank rate).

  Lusosider

     On May 9, CSN signed a share purchase agreement with Corus Group Plc for the outright acquisition of Lusosider Projectos Siderúrgicos S.A., a Portuguese company in the flat steel segment which produces pickled hot-rolled, cold-rolled, hot-dip galvanized and tin plate. Previously, CSN had shared control of Lusosider equally with Corus.
     The acquisition, for €25 million, reinforces the Company’s commitment to its global expansion strategy, increasing its international operations by acquiring finishing lines located near the largest steel markets.
     In 2005 Lusosider, located in Seixal on the outskirts of Lisbon, produced 203,000 tonnes of galvanized, 28,000 tonnes of pickled hot-rolled and cold-rolled and 71,000 tonnes of tin plate, from a workforce of 249.
     The conclusion of the transaction is subject to the approval of the Portuguese Antitrust Commission, a process which should take around 45 days.

Outlook

     Following the slowdown in apparent domestic consumption in 2005 and the beginning of 2006, the market looks set to recover, fueled by expectations of more robust economic growth in Brazil. The IISI (International Iron & Steel Institute) believes apparent Brazilian consumption of finished steel products will move up by 9.5% this year. We ourselves expect 7% growth in domestic demand for flat steel, based on an economic scenario which includes falling interest rates and increased government spending on public work, in addition to our own internal studies.
     On the international front, beginning-of-year forecasts indicated that prices would only start coming down as of the third quarter, when supply and demand would reach equilibrium point. However, some companies, especially in Europe, have expressed the off-the-record view that prices could even go up further in the third quarter, calling into question all the estimates of a slight decrease in the inclination of the price curve.

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	15.24
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7.173	7,173

02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	19.44
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727	480,727

04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	6.24
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		3,675	3,675

06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	6.98
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		325,685	325,685

07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		376	376

08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.60
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,293	92,293

09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.44
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,800	37,800

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	5.65
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		4,240		4,240

11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	1.73
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	100.00	8.28
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,996,753		9,996,753

14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	8.17
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,804,435		1,804,435

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	20.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		12,444		12,444

17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PRIVATE SUBSIDIARY	49.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		18,150		18,150

18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	0.08
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607		253,607

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.93	10.99
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		60,681		60,681

27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.42
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		32		32

28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.31
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

31	ERSA - ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	100.00	0.31
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,236		34,236

32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/020
4 - REGISTRY DATE AT CVM	12/8/2003
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - MATURITY DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	107% CDI CETIP
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,0000.00
14-AMOUNT ISSUED (Thousands of Reais)	400,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	40,000
16 - OUTSTANDING SECURITIES (UNIT)	40,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	06/01/2006

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	03
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/022
4 – REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	1A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	106.5% CDI CETIP
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	06/1/2006

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	04
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/023
4 - REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	2A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2008
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	IGPM + 10% p.a.
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	06/1/2006

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 03/31/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – INVESTMENT PROJECTS

OPERATING INVESTMENTS

Expenditures made in the first quarter of 2006, with the main investment projects in implementation were as follows:

	R$ thousand

Description		Accumulated
	1Q06	until 1Q06

Sepetiba Project – Port Expansion	52,842	273,562
Mine Project – Casa de Pedra Mine Expansion	9,132	34,664
Supply replacement main engines LTF3	8,708	11,207
Campaign Extension of Batteries 4A, 4B and 5	3,667	7,191
Carcass change of converter	1,303	6,523
Revamp of Gas System 1 – Phase II	1,556	4,909
Campaign Extension of Battery 1	1,753	4,820
Campaign Extension of regenerator AF2	4,001	4,299
Cement Project - Implementation of Cement Plant	224	4,224
Revamp of lime furnace 3		4,045
Repair and Modification of Torpedo Cars	368	2,390
Control engine start exhaustion sinter		2,087
Increase capacity of railcar fleet	160	1,906
Revamp of regenerators 1 to 2 of AF2		1,883
Drainage and change in the slope geometry of the mine	180	1,624
Cold pellet process development		1,613
Drawdown wells	253	1,441
Construction barriers in the Casa de Pedra mine		1,401
Migration of mail to exchange 2003		1,387
Water Purification System of Converter B	326	1,372
Replacement of supervising system of LTF3	93	1,219
Replacement of reducers and lame hooks		1,193
Construction of pile deep drain Vila Batateiro	(32)	1,087
Revamp in Sínter 2		1,068
Increase of the Casa de Pedra barrier 920m	664	1,046
Change of the supervising system of LTF1	61	1,021
Electromechanical Revamp in Torpedo Cars	138	1,007
Capitation of benzene steam of tanks		437
Laboratory Resources		395
Regenerators Thermal Isolation AF3		260

	85,397	381,279

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 03/31/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statements of Cash Flows
For the periods ended on March 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated

	2006	2005	2006	2005

Cash flow from operating activities
Net income for the period	298,028	748,723	340,418	716,832
Adjustments to reconcile the net income for the period
with the resources from operating activities:
- Net monetary and exchange variations	(512,845)	(77,171)	(462,454)	640
- Provision for loan and financing charges	143,901	185,608	185,919	235,585
- Depreciation, depletion and amortization	210,879	204,328	245,878	239,353
- Write-off of permanent assets		903	445	2,524
- Equity accounting and amortization of goodwill and negative goodwill	(82,948)	(245,073)	10,790	19,679
- Deferred income tax and social contribution	(15,611)	31,100	10,592	17,905
- Swap Provision	(5,230)	80,941	(187,434)	(131,686)
- Employees' pension fund provision	16,212	6,429	16,212	6,429
- Other provisions	34,433	59,790	37,125	65,393
	86,819	995,578	197,491	1,172,654
(Increase) decrease in assets:
- Accounts receivable	172,105	(315,699)	302,637	(233,920)
- Inventories	44,218	214,851	50,315	211,818
- Judicial deposits	(2,478)	(9,178)	(3,347)	(10,076)
- Credits with subsidiaries	(9,927)	(2,161)
- Recoverable taxes	(27,090)	(40,723)	17,738	(53,667)
- Other	(192,044)	(61,674)	(86,942)	(43,002)
	(15,216)	(214,584)	280,401	(128,847)
Increase (decrease) in liabilities
- Suppliers	(216,424)	175,488	(207,036)	119,161
- Salaries and payroll charges	(4,408)	(3,704)	(5,322)	(5,018)
- Taxes	121,897	369,710	102,576	357,647
- Accounts payable - Subsidiaries	(63,430)	(261,917)
- Other	208,393	(7,212)	(68,313)	(19,716)
	46,028	272,365	(178,095)	452,074
Net resources from operating activities	117,631	1,053,359	299,797	1,495,881

Cash Flow from investing activities
Investments	(11,098)	(438)	4,328	(161)
Property, plant and equipment	(188,354)	(108,595)	(247,661)	(146,042)
Deferred assets	(904)	(6,161)	(1,946)	(6,170)
Net resources used on investing activities	(200,356)	(115,194)	(245,279)	(152,373)

Cash Flow from financing activities
Financial Funding
- Loans and Financing	6,380		853,713	1,394,070
	6,380	-	853,713	1,394,070
Payments
- Financial Institution
- Principal	(194,339)	(110,248)	(178,989)	(238,948)
- Charges	(90,148)	(95,904)	(151,156)	(131,723)
- Dividends and interest on own capital	(936,215)	(12)	(936,215)	(12)
- Treasury stocks	(39,110)	(44,576)	(39,110)	(44,576)
	(1,259,812)	(250,740)	(1,305,470)	(415,259)
Net resources from (to) financing activities	(1,253,432)	(250,740)	(451,757)	978,811

Increase (decrease) in cash and marketable securities	(1,336,157)	687,425	(397,239)	2,322,319

Cash and marketable securities, beginning of period	1,495,795	1,957,276	3,495,799	3,325,969
Cash and marketable securities (except for derivatives), end of period	159,638	2,644,701	3,098,560	5,648,288

     Companhia Siderúrgica Nacional
Statements of Changes in Financial Position
For the periods ended on March 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated

	2006	2005	2006	2005

SOURCES OF FUNDS
Funds provided by operations
Net income for the period	298,028	748,723	340,418	716,832
Expenses (income) not affecting net working capital
Monetary and exchange variation and long term accrued charges (net)	(289,240)	(83,050)	(256,054)	30,147
Equity accounting and amortization of goodwill and negative goodwill	(82,948)	(245,073)	10,790	19,679
Write-offs from permanent assets		903	445	2,524
Depreciation, depletion and amortization	210,879	204,328	245,878	239,353
Deferred income tax and social contribution	(70,836)	(24,254)	(68,082)	(21,021)
Provision for contingencies PIS/COFINS/CPMF	35,423	29,320	38,174	29,320
Employees’ pension fund provision	16,212	6,429	16,212	6,429
Deferred income variation			(76)	(402)
Other	(7,761)	(11,822)	(9,994)	(10,551)
	109,757	625,504	317,711	1,012,310

Dividends and interest on own capital of subsidiaries	2,975	27,175

Other
Resources from loans and financing	7,480		79,193	552,401
Decrease in other long-term assets	16,179	4,607	159,753	22,965
Increase in other long-term liabilities	20,676	99,327	55,487	112,727
Other
	44,335	103,934	294,433	688,093

TOTAL SOURCES OF FUNDS	157,067	756,613	612,144	1,700,403

USES OF FUNDS
Funds used in permanent assets
Investments	11,098	438	(4,328)	161
Property, plant and equipment	188,354	108,595	247,661	146,042
Deferred assets	904	6,161	1,946	6,170
	200,356	115,194	245,279	152,373
Other
Dividends and Interest on own capital	43,796	48,404	43,796	48,404
Treasury stocks	39,110	44,576	39,110	44,576
Transfer of loans and financing to short term	130,737	105,828	46,143	118,914
Increases in long-term assets	28,497	11,993	36,631	15,211
Decreases in long-term liabilities	(1)	32,508	81,470	38,901
	242,139	243,309	247,150	266,006
TOTAL USES OF FUNDS	442,495	358,503	492,429	418,379

INCREASE (DECREASE) IN NET WORKING CAPITAL	(285,428)	398,110	119,715	1,282,024

NET WORKING CAPITAL VARIATIONS
Current Assets
At end of the period	4,174,905	7,275,356	7,727,828	11,127,586
At beginning of the period	5,545,203	6,440,179	8,164,081	8,608,514
	(1,370,298)	835,177	(436,253)	2,519,072
Current Liabilities
At end of the period	4,215,987	6,668,644	4,263,689	7,400,710
At beginning of the period	5,300,857	6,231,577	4,819,657	6,163,662
	(1,084,870)	437,067	(555,968)	1,237,048
INCREASE (DECREASE) IN NET WORKING CAPITAL	(285,428)	398,110	119,715	1,282,024

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 03/31/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review on the Quarterly Information (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL, which includes the individual and consolidated balance sheets as of March 31, 2006, the related statements of income for the quarter ended on that date, the performance report and the relevant information, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company’s and its subsidiaries financial position and operations.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by CVM, specifically applicable to the preparation of mandatory Quarterly Information.

4. Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information referring to the Value-Added Statement, the EBTIDA Statement, and the Statements of Changes in Financial Position and of Cash Flows are presented for the purposes of allowing additional analyses and are not required as part of the mandatory Quarterly Information. These statements were reviewed by us according to the review procedures mentioned in paragraph (2) above, and based on our special review are fairly stated, in all its material aspects, in relation to the Quarterly Information taken as a whole.

5. The statements of the individual and consolidated results for the quarter ended on March 31, 2005, presented for comparative purposes, were reviewed by us, and our report, dated April 22, 2005, contains emphasis as to the realization of the amounts receivable relating to the transactions of sale of energy made within the Scope of the Energy Wholesale Market – MAE.

Rio de Janeiro, May 9, 2006.

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Accountant
CRC- no. 2 SP 11609 S/RJ	CRC-RJ 362063/O

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY STATEMENTS	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	44
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	45
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	46
07	01	CONSOLIDATED STATEMENT OF INCOME	48
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	50
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	60
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	63
15	01	INVESTMENT PROJECTS	66
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	67
17	01	SPECIAL REVIEW REPORT - UNQUALIFIED	69
		CSN OVERSEAS
		CSN STEEL
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS - INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN I
		GALVASUD
		SEPETIBA TECON
		COMPANHIA FERROVIÁRIA DO NORDESTE-CFN
		ITÁ ENERGÉTICA
		MRS LOGÍSTICA
		CSN EXPORT
		CSN ISLANDS VII
		CSN ISLANDS VIII
		CSN ISLANDS IX
		ERSA – ESTANHO DE RONDÔNIA
		CSN ISLAND X	/69

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.